SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 0-33207

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Great Plains Energy Incorporated Cash or Deferred Arrangement (Employee Savings Plus Plan) (hereinafter referred to as "Plan")

	B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Great Plains Energy Incorporated 1201 Walnut Kansas City, Missouri 64106-2124

GREAT PLAINS ENERGY INCORPORATED CASH OR DEFERRED ARRANGEMENT (“EMPLOYEE SAVINGS PLUS”)

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	4

Notes to Financial Statements as of December 31, 2007 and 2006 and for the Year Ended December 31, 2007	5 - 11

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007	12-13

Form 5500, Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2007	14

Note:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBITS

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of
the Great Plains Energy Incorporated Cash or Deferred
Arrangement (“Employee Savings Plus”):

We have audited the accompanying statements of net assets available for benefits of the Great Plains Energy Incorporated Cash or Deferred Arrangement (“Employee Savings Plus”) (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
June 25, 2008

GREAT PLAINS ENERGY INCORPORATED CASH OR DEFERRED ARRANGEMENT (“EMPLOYEE SAVINGS PLUS”)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Investments—at fair value (Note 3)	$238,386,755	$230,764,446

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	238,386,755	230,764,446

Adjustments from fair value to contract value for fully benefit- responsive investment contracts	139,324	142,148

NET ASSETS AVAILABLE FOR BENEFITS	$238,526,079	$230,906,594

See notes to financial statements.

GREAT PLAINS ENERGY INCORPORATED CASH OR DEFERRED ARRANGEMENT (“EMPLOYEE SAVINGS PLUS”)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2007

ADDITIONS:
Investment income (loss):
Net depreciation in fair value of investments	$(6,882,682)
Interest	1,031,650
Dividends	17,688,234

Contributions:
Employer contributions	3,357,766
Employee contributions	13,241,808
Rollovers	925,507

Total additions	29,362,283

DEDUCTIONS:
Benefits paid to participants	21,530,839
Dividend distributions	199,840
Expenses Paid	12,119

Total deductions	21,742,798

INCREASE IN NET ASSETS	7,619,485

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	230,906,594

End of year	$238,526,079

See notes to financial statements.

GREAT PLAINS ENERGY INCORPORATED CASH OR DEFERRED
ARRANGEMENT (“EMPLOYEE SAVINGS PLUS”)

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007
____________________________________________________________________________

1.	PLAN DESCRIPTION

The following description of the Great Plains Energy Incorporated Cash or Deferred Arrangement (“Employee Savings Plus”) (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General - The Plan is a defined contribution plan covering all full time and part time management and bargaining unit employees of Kansas City Power & Light Company, sponsored by Great Plains Energy Incorporated (the “Company”).  Effective June 1, 2002, eligible employees of Home Services Solutions, Inc. and Worry Free Services, Inc. began participating in the Plan.  Worry Free Services, Inc. was sold in 2005. Effective January 2, 2004, eligible employees of KLT, Inc. and KLT Gas began participating in the Plan.  During 2006 and 2007, KLT, Inc. and KLT Gas had no employees.  The Plan provides that employees are immediately eligible to make elective contributions to the Plan. The Company serves as the administrator of the Plan.  Fidelity Management Trust Company (“Fidelity”) serves as the trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

An Employee Stock Ownership Plan (“ESOP”) component was added to the Plan on January 1, 2002. The ESOP component consists of the portion of the Plan that is invested in Great Plains Energy Incorporated common stock. Adding this component gives participants the option of receiving a direct cash distribution of any dividends paid on such stock held in participant elective contribution accounts and, if they are 100% vested as of the dividend record date, their Company match accounts. Dividends paid on Company stock will be automatically reinvested, unless the cash distribution was elected.

Contributions - Each year participants may contribute between 2% and 40% of their annual compensation as defined in the Plan.  In addition, participants who have attained age 50 and who elect to make the maximum level of elective contributions, as defined by the Plan, may elect to make a catch-up contribution.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers twenty-seven mutual funds, Company stock, a common/ collective trust fund, and a brokerage account as investment options for participants (all contributions to the Fidelity Magellan Fund, on or after January 31, 2007, were automatically transferred to the Davis New York Venture Fund).  Participants may purchase shares of mutual funds not offered by the Plan through the brokerage account.  Participants are eligible for a matching contribution after completing one year of service. The Company contributes 50% of the employee's elective contribution, not to exceed 3% of annual compensation, as defined in the Plan. The matching contribution is invested directly in Great Plains Energy Incorporated Stock although participants may transfer funds in their company-match account to another investment fund offered by the Plan.  Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) Plan earnings, and charged with an allocation of administrative expenses as applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company matching contributions portion of their accounts plus earnings thereon is based on years of continuous service. A participant is partially vested after two years and 100% vested after six years of credited service. Participants who retire after age 55, die or become totally or permanently disabled while an employee of the Company are considered 100% vested in the Company matching contributions, regardless of their length of service.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates equal to prime plus 2%. Principal and interest is paid ratably through semi-monthly payroll deductions. Additionally, all loans are made for a period of less than five years unless proceeds of such loan are exclusively used for the purchase of a participant's primary residence, which has a maximum of fifteen years.

Payment of Benefits - Participants who leave the Company as a result of termination, retirement, or permanent disability may receive the vested interest in their account in one lump-sum payment or in a series of monthly or annual installments over a period of not longer than five years, rollover their account to another trustee or elect to defer distribution until age 62 or retirement, whichever is later. Upon death, distributions will be made to beneficiaries in a lump sum or in monthly or annual installments over a period of no more than three years.  If the value of the participant’s retirement, termination, or disability benefit is $5,000 or less, payment shall be made to the participant as soon as practicable in a single lump sum distribution.  In all other cases, at the election of the participant in a manner prescribed by the Administrative Committee or its designee, retirement, disability, and termination benefits shall be paid in a single lump sum distribution or in a series of substantially equal monthly or annual installments over a period of not longer than five years.  In the absence of a written directive from the participant as to the manner of payment, if the value of the participant’s retirement, termination, or disability benefit is greater than $5,000, payment shall be made in annual installments over a period of five years.  In the event of a mandatory distribution greater than $1,000, if the distributee does not elect to have such distribution paid directly to an eligible retirement plan specified by the distributee in a direct rollover or to receive the distribution directly, the Plan will pay the distribution in a direct rollover to an individual retirement plan designated by the Administrative Committee.

Forfeited Accounts - At December 31, 2007 and 2006 there were $97,398 and $68,372 in forfeited non-vested accounts, respectively.  These accounts are used to reduce employer contributions.  During 2007, employer contributions were not reduced by forfeited non-vested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  The investment in the common/collective trust fund is stated at fair value, as determined by the issuer of the common/collective trust fund based on the fair market value of the underlying investments.  Common/collective trust funds with underlying investments in investment contracts are valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value.  Common stock is valued at quoted market prices.  Participant loans are valued at the outstanding loan balances.

The Fidelity Managed Income Portfolio (the “Portfolio”) is a stable value fund that is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans.  The Portfolio’s investment objective is to seek preservation of capital and a competitive level of income over time.  To achieve its investment objective, the Portfolio invests in underlying assets (typically fixed income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into a “wrapper” contract issued by a third party.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits presents the common/collective trust fund with underlying investments in investment contracts at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the FSP.  Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Management fees and operating expenses charged to the Plan for the Plan’s investments are deducted from income earned on a daily basis and are not separately reflected.  Consequently,

management fees and operating expenses are reflected as a reduction of investment return for such investments.

New Accounting Pronouncements - In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements.  SFAS No. 157 established a single authorative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007.  Plan management is currently evaluating the effect that this statement will have on the Plan’s financial statements, but does not believe that it will have a material effect on the statements of net assets available for benefits and changes in net assets available for benefits.

Unit Values - Individual participant accounts for the common/collective trust fund are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the fund, but do have an interest therein represented by units valued daily. The fund earns dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Administrative Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Payment of Benefits - Benefits payments to participants are recorded upon distribution.

3.	INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2007 and 2006 are as follows:

	December 31,
	2007		2006
Great Plains Energy Incorporated Common Stock, 2,559,874 and 2,655,728 shares, respectively	$75,057,607	*	$84,451,987*
Fidelity Magellan Fund, 310,933 and 339,271 shares, respectively	29,187,275		30,371,553
Fidelity Puritan Fund, 1,030,784 and 1,033,603 shares, respectively	19,615,823		20,641,066
Fidelity Diversified International Fund, 407,149 and 322,657 shares respectively	16,245,094		11,922,165
Fidelity Managed Income Portfolio, 12,959,569 and 14,303,972 units, respectively	12,820,244		14,161,824
American Funds Growth Fund of America, 354,355 shares	12,048,085

* Nonparticipant-directed (see Note 4)

During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) decreased in value by $6,882,682 as follows:

Mutual funds	$(587,043)
Common stock	(6,295,639)

$(6,882,682)

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2007 and 2006, and for the year ended December 31, 2007. The Great Plains Energy Incorporated stock fund is considered to be nonparticipant-directed for purposes of this disclosure as the participant-directed and nonparticipant-directed amounts cannot be separately determined.

	2007	2006
Net assets - Great Plains Energy Incorporated Common Stock	$75,057,607	$84,451,987

Year Ended December 31, 2007

Changes in Net Assets:

Contributions	$4,246,727
Interest and dividends	4,536,797
Dividend distributions	(199,840)
Net depreciation in fair value of investments	(6,295,639)
Benefits paid to participants	(6,703,429)
Transfers to participant-directed investments	(8,287,412)
Transfers from participant-directed investments	3,308,416

$(9,394,380)

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds, units in a common/collective trust fund, a brokerage account and shares of Company stock managed by Fidelity Investments.  Fidelity serves as the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants would become 100% vested in their Company matching contributions.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 4, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2007, per the financial statements to the Form 5500:

2007
Net assets available for benefits per the financial statements	$238,526,079
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(139,324)
Net assets available for benefits per Form 5500	$238,386,755

Net increase in net assets per the financial statements	$7,619,485
Change in fair value for fully benefit-responsive investment contracts	2,824
Net increase in net assets per Form 5500	$7,622,309

9.	SUBSEQUENT EVENTS

Effective January 1, 2008, the Company match increased from 50% on the first 6% of pay to 100% on the first 6% of total pay for certain non-union employees who either elected this benefit or who were hired on or after September 1, 2007.  These employees are eligible to receive the Company match immediately upon participation in the Plan (after January 1, 2008, the effective date), employees are allowed to contribute up to 75% of base, bonus, incentive, and overtime pay, and participants are immediately 100% vested in the Company match and its investment earnings.  For all other employees, both union and non-union, there were no changes in the benefits.

Additionally, all employees hired on or after January 1, 2008, are automatically enrolled in the Plan at a 6% contribution level.  Employees will have a 30-day advance notice period in which to opt-out or modify the automatic enrollment.  If employees do nothing, they are automatically enrolled at the 6% contribution level.  Employees have 90 days after the first employee contribution is automatically withheld to withdraw funds that have been automatically contributed, without penalty.

Also, effective January 1, 2008, participants can choose additional installment payment options and will be able to defer benefit payments past age 62 even if the participant is retired.  Participants are also allowed to make in-service withdrawals if age 60 or older.

Also, effective January 1, 2008, the Plan name was changed to Great Plains Energy Incorporated 401(k) Savings Plan.

Effective February 1, 2008, the following seven new investment options were added to the Plan:  Goldman Sachs High Yield Fund – Class A, Davis New York Venture Fund – Class Y, Spartan Extended Market Index Fund – Investor Class, Harbor International Fund – Institutional Class, Spartan International Index Fund – Investor Class, Morgan Stanley Institutional Fund, Inc. – Emerging Markets Portfolio – Class A, and Vanguard Inflation-Protected Securities Fund – Investor Class.  In addition, effective February 1, 2008, the Davis New York Venture Fund, Inc. – Class A will be changing to Class Y.  Also, effective February 1, 2008, Fidelity BrokerageLink will offer more investment flexibility in the Plan.  Participants can invest Fidelity and non-Fidelity stock, bond and money market mutual funds, as well as specialty mutual funds.

Effective May 15, 2008, the Great Plains Energy Incorporated Capital Accumulation Plan was merged into the Plan.  Participant accounts balances of $10,820,788 were transferred to the Plan in May 2008.

* * * * * *

GREAT PLAINS ENERGY INCORPORATED CASH OR DEFERRED ARRANGEMENT ("EMPLOYEE SAVINGS PLUS")

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2007

(a)	(b)	(c)	(d)	(e)

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Great Plains Energy Incorporated	Common stock	$68,722,426	$75,057,607
*	Fidelity Magellan Fund	Registered Investment Company	**	29,187,275
*	Fidelity Puritan Fund	Registered Investment Company	**	19,615,823
*	Fidelity Diversified International Fund	Registered Investment Company	**	16,245,094
*	Fidelity Managed Income Portfolio	Common/Collective Trust Fund	**	12,820,244
	American Funds Growth Fund of America	Registered Investment Company	**	12,048,085
*	Fidelity Capital Appreciation Fund	Registered Investment Company	**	10,064,154
	PIMCO Total Return Fund-Inst Class	Registered Investment Company	**	7,109,806
	Artisan Mid Cap Fund-Investor Class	Registered Investment Company	**	5,428,473
	T. Rowe Price Equity Income Fund	Registered Investment Company	**	4,444,914
*	Fidelity Freedom 2020 Fund	Registered Investment Company	**	4,186,716
*	Fidelity Small Cap Stock Fund	Registered Investment Company	**	4,064,008
*	Fidelity Freedom 2030 Fund	Registered Investment Company	**	3,744,626
*	Fidelity Freedom 2010 Fund	Registered Investment Company	**	3,581,729
*	Fidelity Low-Priced Stock Fund	Registered Investment Company	**	3,501,483
	Hotchkis & Wiley Mid-Cap Value Fund	Registered Investment Company	**	3,242,911
*	Fidelity Asset Manager Fund	Registered Investment Company	**	3,171,263
	Spartan US Equity Index Fund	Registered Investment Company	**	2,728,995
	Davis NY Venture Fund	Registered Investment Company	**	2,350,680
	Calamos Growth Fund	Registered Investment Company	**	2,197,209
	American Beacon Small Cap Value Fund	Registered Investment Company	**	1,533,281
*	Fidelity Freedom 2015 Fund	Registered Investment Company	**	1,425,341
*	Fidelity Freedom 2040 Fund	Registered Investment Company	**	1,162,030
*	Fidelity Freedom 2025 Fund	Registered Investment Company	**	646,686
*	Fidelity Freedom Income Fund	Registered Investment Company	**	593,677
*	Fidelity Freedom 2050 Fund	Registered Investment Company	**	420,157
*	Fidelity Freedom 2000 Fund	Registered Investment Company	**	203,425
*	Fidelity Freedom 2035 Fund	Registered Investment Company	**	64,419
*	Fidelity Freedom 2045 Fund	Registered Investment Company	**	58,086
*	Fidelity Freedom 2005 Fund	Registered Investment Company	**	439
*	Fidelity Brokerage Account	Brokerage Account	**	2,156,095
				(Continued)

GREAT PLAINS ENERGY INCORPORATED CASH OR DEFERRED ARRANGEMENT ("EMPLOYEE SAVINGS PLUS")

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2007

(a)	(b)	(c)	(d)	(e)

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Participant Loans	Various participants, interest rates ranging from 6% to 11.5% maturing through 2021	**	5,332,024

				$238,386,755

*	Represents party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and, therefore, is not included.
	(Concluded)

GREAT PLAINS ENERGY INCORPORATED CASH OR DEFERRED ARRANGEMENT ("EMPLOYEE SAVINGS PLUS")

FORM 5500, SCHEDULE H, PART IV, LINE 4j -- SCHEDULE OF REPORTABLE TRANSACTIONS YEAR ENDED DECEMBER 31, 2007

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of party involved	Description of asset (include interest rate and maturity in case of a loan)	Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain or loss

SINGLE TRANSACTIONS
No single transactions greater than 5%.

SERIES IN SAME SECURITY
* Great Plains Energy Incorporated	Common Stock
	(234 Purchases)	$ 12,100,580				$ 12,100,580	$ 12,100,580
	(410 Sales)		$ 15,200,464			13,097,933	15,200,464	$2,102,531

* Represents a party-in-interest to the Plan

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Great Plains Energy Incorporated Cash or Deferred Arrangement (“Employee Savings Plus”) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GREAT PLAINS ENERGY INCORPORATED CASH OR DEFERRED ARRANGEMENT (“EMPLOYEE SAVINGS PLUS”)

By:	/s/ Michael W. Cline
Michael W. Cline

By:	/s/ Barbara B. Curry
Barbara B. Curry

By:	/s/ Todd A. Kobayashi
Todd Kobayashi

By:	/s/ John R. Marshall
John Marshall

By:	/s/ Lori A. Wright
Lori A. Wright

June 30, 2008